SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2005
Commission File Number 0-29986

WEALTH MINERALS LTD.. Formerly TRIBAND ENTERPRISE CORP. (Translation of registrant's name into English)
#1901 - 1177 West Hastings St. Vancouver, B.C. V6E 3K2 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The purpose of this 6K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

List of Exhibits furnished with this 6-K

1.	News Release dated July 12, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEALTH MINERALS LTD.. (Registrant)
Date July 12, 2005	By:/s/ Gary Freeman, Director (Signature)*
* Print the name and title of the signing officer under his signature.

NEWS RELEASE

July 12, 2005

WEALTH ACQUIRES URANIUM PROPERTIES IN ARGENTINA

Vancouver, British Columbia… Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that it has an option to acquire a 100% interest in an Argentinean corporation (Madero Minerals S.A.) which is the owner of seventeen (17) separate mineral properties in the provinces of Jujuy, Salta, Catamarca, La Rioja, San Juan and Neuquen, in western and northwestern Argentina. These 17 properties aggregate 175,000 Ha and all cover known uranium occurrences.

Available data indicates that these properties host a variety of geological settings including:

•	tabular, sandstones hosted deposits;
•	polymetallic vein type deposits;
•	intrusive hosted occurrences associated with thorium and rare earth elements;
•	volcanic hosted deposits; and
•	surficial deposits.

The majority of these occurrences have been explored with trenching, underground development and drilling in some cases.

Wealth intends to become the major uranium company in Argentina. The Company will pursue an aggressive program of exploration and evaluation of the presently owned portfolio of properties as well as seeking out additional uranium prospects in Argentina. Fieldwork is expected to begin on the current property package in early September 2005.

The Company believes that Argentina, which has had a number of producing uranium mines, including the Dr. Baulies Mine in Mendoza, the Don Otto Mine in Salta and the Sierra Pintada/San Rafael Mine in Mendoza, has been relatively under-explored for uranium in recent years and represents a promising area for new discoveries. An example of the potential target Wealth seeks is the Cerro Solo uranium deposit located in Chabut province, Argentina. This deposit which is owned by the Commission Nacional de Energia Atomica de Argentina (CNEA) has been the subject of a prefeasibility study which concluded that it is economically viable based on mineable reserves at an average grade of 0.3% U3O8 containing a recoverable uranium oxide content of 10.3 million pounds.

With uranium oxide (U3O8) currently trading at a spot price of US$29/lb, up 40% for 2005 and over double the 5 year average price of US$13.14, Wealth believes that the recent strengthening of the uranium market, coupled with forecasts of impending supply shortages has further enhanced the attractiveness of the uranium sector as a business opportunity.

Subject to TSX Venture Exchange acceptance, the Company can acquire 100% interest in Madero Minerals S.A. and its assets for the payment of US$100,000 and the issuance of 600,000 common shares over two years as follows:

Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3 Tel 604.331.0096 Fax 604.408.7499	www.wealthminerals.com

Wealth Minerals Ltd. News Release - Continued	- 2 -	July 12, 2005

•	Issuance of 100,000 common shares on acceptance;
•	Issuance of 200,000 common shares on the first anniversary date of acceptance;
•	Issuance of 300,000 common shares on the second anniversary date of acceptance.

Wealth Minerals Ltd. is a mineral exploration company with 12.3 million shares outstanding, approximately Cdn$3.0 million in treasury and listings on the TSX Venture Exchange, OTB and Frankfurt Exchanges.

On Behalf of the Board of Directors of
WEALTH MINERALS LTD.

“Jerry Pogue”
Director

For further information, please contact:
Gary Freeman, Vice President
Phone: 604-331-0096 / E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This release contains forward-looking statements within the meaning of the “safe harbour'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company assumes no obligation to update any forward-looking information contained in this news release.

Suite 1901 - 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3 Tel 604.331.0096 Fax 604.408.7499	www.wealthminerals.com